ADDENDUM TO MASTER GLOBAL CUSTODY AGREEMENT

The undersigned Columbia Credit Income Opportunities Fund (the “Fund”), formed under the laws of the Commonwealth of Massachusetts as a business trust with a place of business at 290 Congress Street, Boston, Massachusetts, 02210, and Columbia Credit Income Opportunities Subsidiary Fund, LLC (collectively with the Fund, the “Customer”), with an address of c/o Corporation Trust Company, 1209 Orange Street Wilmington, Delaware 19801, formed as a limited liability company pursuant to and in accordance with the Delaware Limited Liability Company Act, hereby requests the securities custody services of JPMorgan Chase Bank, N.A., and Customer, by its signatures below, agrees to the terms and conditions of that certain Second Amended and Restated Master Global Custody Agreement, dated March 7, 2011 (the “Agreement”), with JPMorgan Chase Bank, N.A. on behalf of each of the Funds listed on Schedule A thereto, which such Schedule A is hereby amended with the addition of the Customer pursuant to this addendum. Notwithstanding anything in the Agreement to the contrary, each of Customer and Bank hereby agree that Customer shall (i) be an Additional Customer, as such term is defined in the Agreement, and (ii) not be subject to the Initial Term (as defined in the Agreement) or the early termination fee set forth in Section 9 of the Agreement, and (iii) be entitled to terminate the Agreement upon 60 days’ written notice to JPMorgan Chase Bank, N.A. (unless entitled to a shorter notice period pursuant to Section 9.1(b)).

COLUMBIA CREDIT INCOME OPPORTUNITIES FUND

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Chief Financial Officer
Date:	March 27, 2025

COLUMBIA CREDIT INCOME OPPORTUNITIES SUBSIDIARY FUND, LLC

By:	/s/ Daniel J. Beckman
Name:	Daniel J. Beckman
Title:	Authorized Person
Date:	March 27, 2025

JPMORGAN CHASE BANK, N.A.

By:	/s/ Carl Mehldau
Name:	Carl Mehldau
Title:	Executive Director
Date:	March 27, 2025